November 1, 2005

BY EDGAR AND MESSENGER

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Career Education Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005

Form 10-Q for the quarterly period ended June 30, 2005
File No. 0-23245

Dear Mr. Spirgel:

We enclose for your review Career Education Corporation’s (the “Company”) responses to comments 1 through 5 contained in the Staff’s letter to the Company dated October 19, 2005 (the “Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2004, and Form 10-Q for the quarterly period ended June 30, 2005.  For convenience of reference, the comments in the Letter have been repeated below.

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2004, Compared to Year Ended December 31, 2003, page 48

1.             We note the 174% increase in OEG revenue which is attributed to an approximately 119% increase in student population.  Disclose in more detail the reasons underlying the increase in the OEG student population that contributed to the increase in OEG revenue.  Refer to Section III of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:

The increase in OEG student population noted in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, is primarily attributable to (1) the continued growth of the online postsecondary education market and (2) OEG’s continued penetration into that expanded market through increased investment in marketing activities and recruiting efforts and an expansion of product offerings and online platforms.

In future filings, we will continue to consider the Commission’s interpretive guidance set forth in Section III of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations when preparing our disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Statements of Cash Flows, page F-7

2.             Revise your statement to reflect your change in accounts receivable on a gross basis as required by paragraphs 11 – 13 of SFAS No. 95

Response:

In our Annual Report on Form 10-K for the year ended December 31, 2005, we will comply with the disclosure requirements in paragraphs 11 – 13 of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, and present our change in accounts receivable on a gross basis in our consolidated statement of cash flows.

Please note that this requirement is not applicable to our consolidated statements of cash flows included in our quarterly filings on Form 10-Q, as such quarterly filings include a condensed statement of cash flows that reflects only a net change in total operating assets and liabilities.  This method of condensed quarterly cash flow statement presentation is permitted pursuant to Rule 10-01(a)(4) of Regulation S-X.

Note 11 – Debt and Credit Agreements, page F-26

3.                                    We note you obtained waivers for the covenants of your U.S. Credit Agreement.

Tell us:

•                  when the covenant violations occurred and when the waiver was obtained,

•                  if the violation was waived without further modification to your covenants,

•                  if a grace period was extended to comply, and

•                  if any new terms have been negotiated for future periods.

Response:

In 2004, two of our schools sold portfolios of fully reserved student accounts receivable for total proceeds of approximately $215,000 in violation of Section 7.05 of our U.S. Credit Agreement (the “Agreement”).  We subsequently requested a waiver of Section 7.05 of the Agreement and proposed an amendment to Section 7.05 of the Agreement to permit certain subsequent sales of student accounts receivable.

Pursuant to the Third Amendment to the Agreement, executed on December 30, 2004, the lenders under the Agreement waived (1) our violation of Section 7.05 of the Agreement resulting from our prohibited distributions of student accounts receivable during 2004 and (2) any default that may have arisen under the Agreement due to such prohibited distributions.  The waiver did not represent a waiver, or a consent to, any other past, present, or future violation of, or non-compliance with, the Agreement.  The waivers became effective upon the full satisfaction of certain specified conditions precedent.  Additionally, Section 7.05 of the Agreement was amended to allow for annual dispositions, for fair market value, of eligible student accounts receivable of up to $50.0 million.

On March 2, 2005, we provided a letter to the administrative agent of our Agreement requesting that the lenders under the Agreement (1) waive our requirement to comply with Section 7.05 of the Agreement with respect to our contemplated disposition of our IADT-Montreal campus, which disposition was not otherwise permitted under the Agreement, and (2) waive our requirement to comply with Section 6.09 of the Agreement with respect to our restatement of our 2000-2003 annual financial statements to correct our revenue recognition policy with respect to certain culinary and health education programs with externships.

On March 10, 2005, pursuant to a limited waiver agreement, the lenders waived our obligation to comply with the requirements of Section 7.05 of the Agreement with respect to our disposition of IADT-Montreal.  The lenders also waived our obligation to comply with the requirements of (1) Section 6.09 of the Agreement with respect to the incorrect recognition of revenue in 2000 through 2003 related to certain culinary and health education programs with externships and (2) Section 6.01 and Section 6.02 of the Agreement to the extent, and only to the extent, that 2000-2003 financial statements delivered to the lenders failed to comply with GAAP as a result of our incorrect revenue recognition policy with respect to certain culinary and health education programs with externships.  The waivers became effective upon the full satisfaction of certain specified conditions precedent and were granted without any modification to the covenants of the Agreement.  No grace period was extended to comply with the covenants, and no new terms were negotiated.

As reflected in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the amount outstanding under our U.S. Credit Agreement as of December 31, 2004, which totaled approximately $15.6 million, was not material to our consolidated financial position at such date.  Furthermore, in light of cash and cash equivalent balances on hand as of December 31, 2004, which totaled approximately $349.5 million, availability under the U.S. Credit Agreement as of December 31, 2004, was not necessary for the fulfillment of our current financial obligations at such date.

Note 17 – Segment Reporting, page F-38

4.             Tell us why your corporate and other assets have a negative balance in 2002 and the reasons for the significant fluctuations in the asset balances by segments for each year.

Response:

The negative corporate and other segment asset balance as of December 31, 2002, is primarily attributable to the elimination of inter-company accounts receivables within the segment category.  Generally, our schools carry inter-company receivable balances due from our corporate headquarters as a function of our consolidated cash management system, which requires schools to transfer cash generated from operating activities to the corporate office.  The elimination of such inter-company receivable balances in consolidation, and the inclusion of such activity in the corporate and other segment, may result in a net negative corporate and other asset balance.  We believe this treatment of inter-company assets is consistent with the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information.

Please note that the elimination of inter-company assets did not result in net negative corporate and other segment asset balances as of December 31, 2003 and 2004, due primarily to increases in assets held by our corporate headquarters and other corporate entities.

As noted in Note 17 – Segment Reporting in the notes to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2004, our CSU segment total assets increased from $766.0 million as of December 31, 2002, to $891.2 million as of December 31, 2003, to $975.3 million as of December 31, 2004.  The increase in CSU segment total assets from December 31, 2002, to December 31, 2004, is primarily attributable to acquisitions completed during the period, most significantly our acquisitions of The INSEEC Group on February 18, 2003, and the Whitman Education Group on July 1, 2003.  The increase is also attributable to assets held by new schools that we opened during the period and the overall growth of our CSU segment business during the period.

As noted in Note 17 – Segment Reporting in the notes to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2004, our OEG segment total assets increased from $4.9 million as of December 31, 2002, to $78.0 million as of December 31, 2003, to $168.7 million as of December 31, 2004.  American Intercontinental University Online, the primary component of our OEG segment, began instructing full-time, degree seeking students in 100% online programs in April 2001.  The increase in OEG segment total assets from December 31, 2002, to December 31, 2004, is primarily attributable to the rapid growth in OEG student population and business operations during the period and investments in OEG segment infrastructure necessary to support actual and expected future growth.  Also contributing to the increase in OEG segment assets, in July 2003, as part of our acquisition of the Whitman Education Group, we acquired a second online platform, Colorado Technical University Online, to further expand our online presence.

Please note that OEG revenue increased from $23.5 million during 2002 to $391.5 million during 2004, and OEG student population increased from 3,000 as of January 31, 2003 to approximately 24,900 as of January 31, 2005.

In future quarterly and annual filings, we will provide explanations for significant fluctuations in segment asset balances and any unusual segment asset balances.

Form 10-Q for the period ended June 30, 2005

5.             Please comply with all of the above comments as applicable.

Response:

We will comply with all of the above comments, as applicable, in our future filings on Form 10-K and Form 10-Q.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter.  Please call me at (847) 585-3815 if you have any questions regarding the above responses.

Sincerely,

/s/ Patrick K. Pesch
Patrick K. Pesch

cc:	Bob Carroll
Kyle Moffatt
Lawrence D. Levin
Robert Der